Exhibit 21.1

Subsidiaries of Dune Energy, Inc.

Name of Subsidiary	State of Incorporation

Dune Operating Company, Inc. 100% owned	Texas

Dune GC Holdings, Inc. 100% owned	Delaware

Dune Properties, Inc. 100% owned	Texas

Vaquero Partners, LLC 100% owned	Texas